September 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Doris Stacey Gama
Alan Campbell

Re:	Palisade Bio, Inc.
Draft Registration Statement on Form S-1
Submitted July 3, 2025
CIK No. 0001357459

Ladies and Gentlemen:

On behalf of Palisade Bio, Inc. (the “Company”), and in connection with the filing via EDGAR of its Registration Statement on Form S-1 (the “Registration Statement”), this letter responds to the comment set forth in the letter to the Company dated July 14, 2025 from the staff of the Securities and Exchange Commission (the “Staff”).

For your convenience, we have repeated and numbered the Staff’s comment from the July 14, 2025 letter in italicized print, and the Company’s response is provided below the comment.

General

1.	We note you are offering units with each unit consisting of one share of common stock, one Series 1 warrant and one Series 2 warrant, and that the Series 1 warrants will be exercisable until the earlier of (i) the one year anniversary of the Initial Exercise Date and (ii) within 30 days of reporting positive clinical data from a cohort of fibrostenotic Crohn’s (“FSCD”) patients in your ongoing Phase 1 study. You also state on page 4 that you have already reported positive results from three cohorts (SAD, MAD, FE) of your Phase 1 study on May 27, 2025 and that you plan to initiate an additional exploratory Phase 1b cohort. With respect to the Series 1 warrants, please state which cohort(s) trigger the exercise provision, define the “positive” clinical data required and discuss whether this exercise provision could be triggered prior to the company obtaining shareholder approval for the issuance of the shares underlying the warrants.

In response to the Staff’s comment, the Company respectfully advises the Staff that because of the new offering structure set forth in the Registration Statement, and more specifically because the Company is no longer offering units nor is the Company offering any Series 1 warrants or other securities consisting of any Series 1 warrants, the Company does not believe that this comment is still applicable.

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Securities and Exchange Commission September 29, 2025 Page 2

Please do not hesitate to contact me at (858) 436-8064 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

/s/ Jeffrey C. Thacker

cc:	JD Finley
Palisade Bio, Inc.

Ryan J. Gunderson
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP